Exhibit (12)

POTLATCH CORPORATION

Computation of Ratio of Earnings to Fixed Charges

(In thousands)

	2008	2007	2006	2005	2004
Earnings from continuing operations before income taxes	$41,029	$53,123	$79,473	$58,468	$32,774
Add:
Interest expense	20,825	17,711	16,120	16,457	33,363
Rental expense factor [1]	1,008	848	843	824	801
Discount and loan expense amortization	613	593	578	471	3,075
Earnings available for fixed charges	$63,475	$72,275	$97,014	$76,220	$70,013
Fixed charges:
Interest expense	$20,825	$17,711	$16,120	$16,457	$33,363
Capitalized interest	—	—	—	—	383
Rental expense factor [1]	1,008	848	843	824	801
Discount and loan expense amortization	613	593	578	471	3,075
Total fixed charges	$22,446	$19,152	$17,541	$17,752	$37,622
Ratio of earnings to fixed charges	2.8	3.8	5.5	4.3	1.9

[1]	“Rental expense factor” is the portion of rental expense estimated to be representative of the interest factor within rental expense.

Certain 2004-2007 amounts have been reclassified to conform to the 2008 presentation.